Exhibit 99.2

Proof 3: 03-06-2017 Motif Bio PLC Form of Proxy I/We ................................................................................................................................................................ (block capitals please) of .................................................................................................................................................................... being a member/members of the Company hereby appoint (see Notes 1, 2 and 3 overleaf) ........................................................................................................................................................................ whom failing the Chairman of the Meeting to be my/our proxy over .......................................................shares and to attend and vote for me/us on my/our behalf at the General Meeting of the Company to be held at the offices of DLA Piper UK LLP at 3 Noble St, London EC2V 7EE, United Kingdom at 2.00 p.m. on 22 June 2017 and at any adjournment thereof. My/our proxy is to vote as indicated below in respect of the Resolutions set out in the Notice of Meeting (see Note 4 overleaf): Signed or sealed (see Notes 5, 6 and 7 overleaf) ................................................... Dated................................ RESOLUTIONS FOR AGAINST VOTE WITHHELD Ordinary Resolutions 1. That the directors of the Company be authorised for the purposes of section 551 of the Companies Act 2006 to allot shares in connection with the placing. 2. That, subject to the passing of Resolutions 1 and 3 and in addition to the authority granted thereunder, the directors of the Company be authorised for the purposes of section 551 of the Companies Act 2006 to allot shares (general authority). Special Resolutions 3. That, subject to the passing of Resolution 1, the directors of the Company be empowered to disapply statutory pre-emption rights in relation to the authorities conferred by Resolution 1. 4. That, subject to the passing of Resolutions 1, 2 and 3, the directors of the Company be empowered to disapply statutory pre-emption rights in relation to the authorities conferred by Resolution 2.

Notes 1. As a member of the Company you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated. A proxy does not need to be a member of the Company but must attend the meeting to represent you. Any member may insert the full name of a proxy or the full names of two alternative proxies of the member’s choice in the space provided with or without deleting “the Chairman of the meeting”. A proxy need not be a member of the Company, but must attend the meeting to represent the relevant member. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow. If this proxy form is signed and returned with no name inserted in the space provided for that purpose, the Chairman of the meeting will be deemed to be the appointed proxy. Where a member appoints as his/her proxy someone other than the Chairman, the relevant member is responsible for ensuring that the proxy attends the meeting and is aware of the member’s voting intentions. Any alteration, deletion or correction made in the form of proxy must be initialled by the signatory/ies. You may appoint more than one proxy in relation to the General Meeting provided each proxy is appointed to exercise rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. If you wish to appoint more than one proxy, please contact the Company’s registrars, Share Registrars Limited on 01252 821390 or +44 1252 821390 from outside the UK. Lines are open from 9.00 am to 5.30 pm Monday to Friday, excluding public holidays. Alternatively you may write to Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom for additional proxy forms and for assistance. If the proxy is being appointed in relation to less than your full voting entitlement, please enter the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). To direct your proxy how to vote on the resolutions mark the appropriate box with an ‘X’. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting. To abstain from voting on a resolution, select the relevant “Vote withheld” box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. To appoint a proxy using this form, the form must be: 2. 3. 4. 5. • • completed and signed; sent or delivered to the Company at Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, by scan and email to proxies@shareregistrars.uk.com or by fax to 01252 719232; and received by the Company no later than 2.00 p.m. on 20 June 2017. • In the case of a member which is a company, this proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. This form of proxy must be signed by the appointor or his attorney duly authorised in writing. The power of attorney or other authority (if any) under which the form of proxy is signed, or a notarially certified copy of the power or authority, must be received by Share Registrars Limited with the form of proxy. If the appointor is a corporation, the form of proxy should be signed on its behalf by an attorney or duly authorised officer or executed as a deed or executed under common seal. In the case of joint holders, the signature of any one of them will suffice, but the names of all joint holders should be stated. If more than one holder is present at the meeting, the vote of the first named on the register of members of the Company will be accepted to the exclusion of other joint holders. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior). If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence. The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the Companies Act 2006 (“nominated persons”). Nominated persons may have a right under an agreement with the registered shareholder who holds shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights. For details of how to change your proxy instructions or revoke your proxy appointment see the notes to the notice of meeting. You may not use any electronic address to communicate with the Company for any purposes. The Company specifies that only those Shareholders entered on the Register of Members of the Company as at 2.00 p.m. on 22 June 2017 or in the event that the General Meeting is adjourned, on the Register of Members 48 hours (excluding any part of a day that is not a working day) before the time of any adjourned meeting, shall be entitled to attend or vote at the General Meeting in respect of the number of Shares registered in their name at that time. Changes to the entries on the Register of Members after 2.00 p.m. on 22 June 2017 or, in the event that the General Meeting is adjourned, in the Register of Members 48 hours (excluding any part of a day that is not a working day) before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the General Meeting. Shares held in uncertificated form (i.e. in CREST) may be voted through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual. 6. 7. 8. 9. 10. 11. 12. 13. Black&Callow — C113092